FORM 6–K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a–16 or 15d–16 of
the Securities Exchange Act of 1934

August 12, 2003

TENARIS S.A.
(Translation of Registrant’s name into English)

TENARIS S.A.
13, rue Beaumont
L-1219 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F [X]         Form 40-F [_]

                     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes [_]         No [X]

                     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s press release announcing the commencement of the exchange offer of Tenaris ADSs for shares and ADSs of Tubos de Acero de México, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2003

Tenaris S.A.

By: /s/ Guillermo Vogel
Guillermo Vogel
Director and Vice President Finance